March 24, 2009


Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Christian Sandoe, Esq.

Re: Vanguard Admiral Funds; File Nos. 33-49023; 811-7043, et al (The Vanguard Funds)
         Vanguard Preliminary Proxy Statement - Response to SEC Staff Comments

Dear Mr. Sandoe:

This letter responds to your comments of Friday, March 20, 2009, to the Vanguard funds' preliminary proxy statement filed on March 10, 2009. We plan to make a number of changes that are responsive to your comments and will submit a comprehensive response letter shortly. However, we would like to discuss two particular issues with the staff at your earliest convenience.

1) The staff's request that we "unbundle" the uniform slate of proposed fundamental policies into separate proposals and, in particular, the staff's reliance on a 1995 generic comment letter in support of its position. Rule 14a-4 under the Securities Exchange Act of 1934 provides that the form of proxy "shall identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned upon the approval of other matters." Given that the uniform slate is "the matter intended to be acted upon," we believe that our approach complies with the rule.

2) The staff's request that we add to the proxy statement the specific wording of all policies that we propose to modify for 157 Vanguard funds. As an alternative, we propose posting on our web site a complete matrix setting forth each fund's existing fundamental investment policies and providing a hard copy to shareholders upon request. We believe this to be a user-friendly and cost-effective solution for shareholders. We would undertake to update the proxy statement with the URL link to the policy matrix.

Sincerely,


Judith L. Gaines, Esq.
Securities Regulation, Legal Department
The Vanguard Group, Inc.